UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                          Lounsberry Holdings III, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)


                                      None
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                                 (CUSIP Number)


                          Lounsberry Holdings III, Inc.
                           90 Grove Street, Suite 204
                              Ridgefield, CT 06877
                                 (203) 431-8300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 8, 2006
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             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
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1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

      Capital Markets Advisory Group LLC
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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3.    SEC Use Only

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4.    Source of Funds (See Instructions) (See item 3)

      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
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6.    Citizenship or Place of Organization

      Delaware
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Number of          7.    Sole Voting Power
Shares
Beneficially             72,000
Owned by           -------------------------------------------------------------
Each               8.    Shared Voting Power
Reporting
Person With
                   -------------------------------------------------------------
                   9.    Sole Dispositive Power

                         72,000
                   -------------------------------------------------------------
                   10.   Shared Dispositive Power


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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      72,000
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
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13.   Percent of Class Represented by Amount in Row (11)

      7.1%
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14.   Type of Reporting Person (See Instructions)

      PN
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

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of Lounsberry Holdings III, Inc., whose principal executive offices are located at 90 Grove Street, Suite 204, Ridgefield, CT 06877 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Capital Markets Advisory Group LLC (the "Reporting Person").

      (b) The business address of the Reporting Person is 90 Grove Street, Suite 204, Ridgefield, CT 06877.

      (c) The Reporting Person was formed for the purpose of making instruments.

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

      (e) The Reporting Person has not been a party to any civil proceedings during the last five years.

      (f) The Reporting Person is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person sold 928,000 shares of Common Stock to the Issuer for a purchase price equal to an aggregate of $200,000.00.

Item 4. Purpose of Transaction.

      (a) None.

      (b) The Reporting Person sold the 928,000 shares of Common Stock to the Issuer pursuant to that certain Redemption Agreement dated February 8, 2006 and in connection with the Company's acquisition of Guangzhou Konzern Medicint Co. Ltd., a Chinese company qualified to be a wholly owned foreign enterprise.

      (c) through (j) None.

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 72,000 shares of Common Stock, representing 7.1% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-QSB filed November 14, 2005.)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 72,000 shares of Common Stock owned by the Reporting Person.

      (c) The 72,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective February 15, 2005.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 72,000 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to Be Filed as Exhibits.

      None.


Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 8, 2006

                                  CAPITAL MARKETS ADVISORY GROUP LLC


                                  By: /s/ Stephen Hicks
                                      ------------------------------
                                      Name:  Stephen Hicks
                                      Title: President